HIVE Blockchain Announces Proposed 5 to 1 Share Consolidation

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its amended and restated short form base shelf prospectus dated January 4, 2022.

Vancouver, British Columbia--(Newsfile Corp. - May 10, 2022) - HIVE Blockchain Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: HBF) (the "Company" or "HIVE") announces that it intends to complete a consolidation (the "Consolidation") of its common shares ("Common Shares") on the basis of five (5) pre-Consolidation Common Shares for one (1) post-Consolidation Common Shares. As of the date hereof, there are 411,209,923 Common Shares issued and outstanding. On a post-Consolidation basis, the Company shall have approximately 82,241,984 Common Shares issued and outstanding. It is expected that the Common Shares reflecting the Consolidation will commence trading on the TSX Venture Exchange and the Nasdaq on or around May 20, 2022. The Company will not be changing its name in connection with the Consolidation. Completion of the Consolidation is subject to the receipt of all necessary regulatory approvals including the approval of the TSX Venture Exchange. Pursuant to the Business Corporations Act (British Columbia) and the articles of the Company, shareholder approval of Consolidation is not required.

Frank Holmes, Executive Chairman of HIVE stated, "In speaking to shareholders at the numerous conferences I have attended in the past 60 days, it is apparent that some shareholders are finding it challenging to compare HIVE to its industry peers as we have many more shares outstanding." Mr. Holmes continued, "Even though HIVE has a higher market capitalization than many of our peers, and stronger fundamentals as measured by Price/Earnings ratios, revenue per employee and debt to equity ratios, the increased share price creates more institutional visibility because many of their fundamental screens exclude stocks under $5 a share. Hive has very attractive fundamentals when compared to other tech stocks and trading at a higher share price can make it much more appealing.

Many institutional investors, mutual funds in particular, have policies against taking positions in a stock priced under a minimum share price, regardless of the market capitalization. HIVE's share price will increase; however, its market capitalization is not expected to change, outside of the effect of market forces. We believe the profile of HIVE could expand because of this stock consolidation as those minimum share prices will no longer be a barrier to investment. After the bear market in 2009 many stocks with great fundamentals like Citi Group rolled back their stocks to be more attractive to a broader audience of investors."

Darcy Daubaras, CFO of HIVE said, "We believe that an increased share price arising from the share consolidation, on the TSX-V and especially the Nasdaq, will enable us to attract a broader range of shareholders, gain increased liquidity and deliver long-term value to investors. After the share consolidation has taken effect, we will have a more comparable number of shares to our peers, and hope to expand our institutional reach." Mr. Daubaras continued, "The purpose here is to add shareholder value. HIVE continues to be one of the most profitable crypto mining companies in the industry, and we are laser-focused on sustainably expanding and optimizing our mining operations."

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy. We mine Bitcoin and Ethereum using primarily clean, cheap hydroelectric power in Canada, Sweden, and Iceland.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. We are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com.
Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company; statements and information regarding: (i) the completion and potential benefits of the Consolidation; (ii) the expected number of common shares issued and outstanding following the Consolidation; (iv) the timing and anticipated effective date of the Consolidation; and (v) TSX Venture Exchange approval, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the

Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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